240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)
(Name of Issuer)
Perimeter Solutions, SA
(Title of Class of Securities)
Ordinary Shares, nominal value $1.00 per share

(CUSIP Number)

L7579L106
(Date of Event Which Requires Filing of this Statement)
December 31,2023

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. L7579L106
(1) Names of reporting persons    Principal Global Investors, LLC

(2) Check the appropriate box if a member of a group
(a)
		(see instructions)
(b)
(3) SEC use only

(4) Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power                  0

(6) Shared voting power              10,997,907 (see Item 4)

(7) Sole dispositive power           0

(8) Shared dispositive power       10,997,907 (see Item 4)

(9) Aggregate amount beneficially owned by each reporting person
10,997,907 (see Item 4)

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)     7.2 (see
Item 4)

(12) Type of reporting person (see instructions)   IA


CUSIP No. L7579L106
(1) Names of reporting persons    Principal Funds, Inc - Principal
MidCap Fund

(2) Check the appropriate box if a member of a group
(a)
		(see instructions)
(b)
(3) SEC use only

(4) Citizenship or place of organization  Delaware

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power                  0

(6) Shared voting power              8,696,003 (see Item 4)

(7) Sole dispositive power           0

(8) Shared dispositive power       8,696,003 (see Item 4)

(9) Aggregate amount beneficially owned by each reporting person
8,696,003 (see Item 4)

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)    5.69 (see
Item 4)

(12) Type of reporting person (see instructions)    IV


Item 1(a) Name of issuer:
Perimeter Solutions, SA
Item 1(b) Address of issuer's principal executive offices:
12E RUE GUILLAUME KROLL, L-1882, LUXEMBOURG, Luxembourg, L-1882
2(a) Name of person filing:
This statement is filed by Principal Global Investors, LLC ("PGI") and Principal Funds, Inc. - Principal MidCap Fund ("PFI MidCap Fund") jointly pursuant to a Joint Filing Agreement, which is filed with this
Schedule 13G as Exhibit 99.1.

2(b) Address or principal business office or, if none, residence:
The principal business office address for PGI is 801 Grand Avenue, Des Moines, IA 50392.
The principal business office address for PFI MidCap Fund is 711 High Street, Des Moines, IA 50392.
2(c) Citizenship:
PGI is organized under the laws of Delaware. Principal Funds, Inc., of which PFI MidCap Fund is a mutual fund series, is organized under the laws of Maryland.
2(d) Title of class of securities:
Ordinary Shares, nominal value $1.00 per share
2(e) CUSIP Number:
L7579L106

Item 3.

(e) [X] An investment adviser in accordance with section
	240.13d1(b)(1)(ii)(E)

Item 4. Ownership

As of the close of business on December 31,2023:

1. Principal Global Investors, LLC
(a) Amount beneficially owned: 10,997,907
(b) Percent of class: 7.2
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 10,997,907

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:
10,997,907

2. Principal Funds, Inc - Principal MidCap Fund
(a) Amount beneficially owned: 8,696,003
(b) Percent of class: 5.69
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 8,696,003

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 8,696,003


Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following []. Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

As of December 31,2023 the MidCap Fund, a series to the Principal Funds, Inc., had ownership of 8,696,003 shares representing 5.69%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below, I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: February 9, 2024
Principal Global Investors, LLC
By: /s/ Jill Hittner
Name: Jill Hittner, Chief Financial Officer

PRINCIPAL FUNDS, INC., on behalf of Principal MidCap Fund
By: /s/ John L. Sullivan
John L. Sullivan, Assistant Counsel and Assistant Secretary?
Exhibit 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.
Dated: February 15, 2023
PRINCIPAL GLOBAL INVESTORS, LLC
By: /s/ Jill Hittner
Jill Hittner, Chief Financial Officer

PRINCIPAL FUNDS, INC., on behalf of Principal MidCap Fund
By: /s/ John L. Sullivan
John L. Sullivan, Assistant Counsel and Assistant Secretary